Mail Stop 03-06



May 2, 2005



Via Facsimile and U.S. Mail

Mr. Juan M. Diaz
Vice President-Corporate Controller
O.I. Corporation
151 Graham Road, Box 9010
College Station, Texas  77842

	Re:	O.I. Corporation
		Form 10-K for the year ended December 31, 2004
      File No. 000-06511


Dear Mr. Diaz:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.
..


Form 10-K for the fiscal year ended December 31, 2004

Financial Statements - Page 26

Notes to Consolidated Financial Statements - Page 30

Note 2.  Investment in Unconsolidated Investee - Page 34

1. We note that you purchased the assets of Intelligent Ion, Inc.
for
approximately $600,000 and expensed $483,000 of in-process research and development related to this acquisition during December 2004.
Tell us supplementally and revise future filings to address the following:

a. Tell us whether you considered this a purchase of a business or a purchase of assets. Refer to EITF 98-3.

b. If you concluded this was a purchase of assets, support your conclusion with your detailed analysis of the criteria of EITF 98-
3
and reference to any other authoritative guidance you relied upon.

c. If you concluded this was a purchase of a business, revise future filings to provide all of the disclosures required by paragraphs
51-
55 of SFAS 141.

d. Further to (c) above, if this business acquisition meets the requirements of Rule 3-05 and Article 11 of Regulation S-X, amend your Form 8-K dated December 29, 2004 to include the required financial information. Provide us with your significance calculations as set forth under Rules 3-05 (b) and 11-01 (b) of Regulation S-X.


      *    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
824-
5496, Kevin Vaughn, Staff Accountant at (202) 824-5387 or me at
(202)-942-7903 if you have questions regarding these comments.



							Sincerely,



      Michele Gohlke
							Branch Chief


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Mr. Juan M. Diaz
O.I. Corporation
May 2, 2005
Page 1